UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2017

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 24, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 24, 2017	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

AMF REGULATED INFORMATION

Montrouge, France, May 24, 2017

Ordinary and Extraordinary General Meeting of June 15, 2017

Procedures for Obtaining Preparatory Documents for the General Meeting

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – NASDAQ: DBVT) announced today that it will hold its Ordinary and Extraordinary General Meeting on June 15, 2017 at 8:30 a.m. CEST at the Company’s headquarters located at 177-181 Avenue Pierre Brossolette – 92120 Montrouge, France.

The notice (l’avis préalable) containing the detailed agenda, draft resolutions as well as instructions to participate and vote for this meeting was published in the French official legal announcement publication “Direction de l’Information Légale et Administrative (DILA), Bulletin des Annonces Légales Obligatoires (BALO)” dated May 10, 2017. The convening notice for shareholders (l’avis de convocation) stating the time and place of the meeting will be published in the BALO dated May 31, 2017 and in the Legal Gazette on May 31, 2017.

The preparatory documents for the General Meeting listed in article R. 225-73-1 of the French Commercial Code are posted on the Investor Relations section of the Company’s website located at: http://www.dbvtechnologies.com/en/investor-relations/general-meeting.

The documents for the General Meeting will also be made available to shareholders as of the date of the convening notice is issued. Thus, in accordance with applicable law and regulations:

•	Any shareholder holding registered shares may, until the fifth day prior to the General Meeting, request that the Company send them the documents required under articles L.225-115 and R.225-83 of the French Commercial Code, electronically at their express request. For shareholders holding bearer shares, the exercise of this right is subject to the submission of a certificate of participation in the bearer share accounts held by the authorized financial intermediary.

•	Any shareholder may consult the documents and information referred to in articles L.225-115 and R.225-83 of the French Commercial Code, which are available at the Company’s headquarters.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

DBV Technologies Contact

Sara Blum Sherman

Director, Investor Relations

+1 212-271-0740

sara.sherman@dbv-technologies.com

Media Contact

Andrea Fassacesia, Weber Shandwick

+1 212-445-8144

afassacesia@webershandwick.com

Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com